UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Aerohive Networks, Inc.

(Name of Subject Company)

Aerohive Networks, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number of Class of Securities)

David K. Flynn

President and Chief Executive Officer

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, California 95035

(408) 510-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Baudler & Robert Ishii Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Steve Debenham Vice President, General Counsel & Secretary Aerohive Networks, Inc. 1011 McCarthy Boulevard Milpitas, California 95035 (408) 510-6100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 26, 2019, Aerohive Networks, Inc., a Delaware corporation (“Aerohive”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Extreme Networks, Inc., a Delaware corporation (“Extreme”), and Clover Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Extreme (the “Purchaser”), pursuant to which the Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Aerohive’s common stock, par value $0.001 per share (the “Shares”), at a price of $4.45 per share in cash (the “Offer Price”), without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement. As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will merge with and into Aerohive, with Aerohive surviving as a wholly-owned subsidiary of Extreme, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder approval required to consummate the Merger (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Frequently Asked Questions sent to Aerohive employees, first used on July 10, 2019 (Exhibit 99.1).

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Aerohive on June 26, 2019 (including all exhibits attached thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Aerohive Networks, Inc. (“Aerohive”) by Extreme Networks, Inc. (“Extreme”), Clover Merger Sub, Inc., a wholly-owned subsidiary of Extreme (the “Purchaser”) will commence a tender offer for all of the outstanding shares of Aerohive. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Aerohive, nor is it a substitute for the tender offer materials that Extreme and the Purchaser will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Extreme and the Purchaser will file tender offer materials on Schedule TO with the SEC, and Aerohive will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY AEROHIVE’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to Aerohive’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Aerohive by contacting Aerohive at ir@aerohive.com or by phone at 1-408-769-6720, or by visiting Aerohive’s website (https://ir.aerohive.com/inforequest). In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. AEROHIVE’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.

Forward Looking Statements

This communication may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to any statements regarding or relating to the transaction between Aerohive, Extreme, and the Purchaser; any statements of expectation or belief; any statement regarding the future financial performance of Aerohive; and any statements of assumptions underlying any of the foregoing. When used in this communication, the words “anticipate”, “believe”, “estimate”, “expect”, “expectation”, “goal”, “should”, “would”, “project”, “plan”, “predict”, “intend”,

“target” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to Aerohive and are subject to a number of risks, uncertainties and other factors that could cause results to differ from expectations include, but are not limited to: (i) uncertainties as to the timing of the tender offer and the merger; (ii) uncertainties as to how many of the holders of shares will tender their shares into the tender offer; (iii) the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived; (iv) legal proceedings that may be instituted against Aerohive and others following announcement of the definitive agreement entered into with Extreme and the Purchaser; (v) other business effects, including the effects of industrial, economic or political conditions outside of Aerohive’s control; (vi) transaction costs and/or actual or contingent liabilities; and (vii) other risks and uncertainties. Although Aerohive believes that the expectations reflected in the forward-looking statements are reasonable, Aerohive cannot guarantee future results, performance or achievements and no assurance can be given that the actual results will be consistent with these forward-looking statements. Aerohive does not intend to update any of the forward-looking statements after the date of this communication to conform these statements to actual results, to changes in management’s expectations or otherwise, except as may be required by law.

Exhibit Index

Exhibit Number	Description

99.1	Frequently Asked Questions sent to Aerohive Employees, first used on July 10, 2019